UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Summary of the Ordinary and Extraordinary Shareholders’ Meeting held on April 23, 2026.

GRUPO SUPERVIELLE S.A.

SUMMARY OF THE ORDINARY AND EXTRAODINARY SHAREHOLDERS’ MEETING

On April 23, 2026, at 15:10 pm, Mr. Julio Patricio Supervielle as Chairman called to order the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. (the “AGM”), which was held, on first summons, via videoconference in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”.

The AGM was attended in virtual mode by 10 shareholders: 4 in person and 6 represented by duly authorized agents, holding 61,738,188 Class A book entry shares entitled to 5 votes per share and 283,212,168 Class B book entry shares entitled to 1 vote per share, all shares with a face value of AR $1 each. In total, shares represent a capital of AR $ 344,950,356 (78.80% of the share capital) and 591,903,108 votes (85.46% of the total votes), hence the quorum requirement of Articles 243 and 244 of Law No. 19,550 was met.

It was clarified that when dealing with items 14 and 15 of the Agenda, this AGM held an Extraordinary session.

Directors Messrs. Julio Patricio Supervielle, Atilio Maria Dell´Oro Maini and Gabriel Alberto Coqueugniot attended the meeting. The AGM was also attended by the members of the Supervisory Committee Messrs. Miriam Beatriz Arana and Carlos Alfredo Ojeda, the Certifying Accountant Sebastian Morazzo and other members of management and personnel, all duly authorized. Doctor María Pía D´Amelio attended the AGM as overseer appointed by the National Securities Commission whereas Mr. Félix Ariel Schmutz attended the AGM as overseer appointed by the Buenos Aires Stock Exchange. The General Manager of Banco Supervielle S.A., Mr. Gustavo Manriquez, also attended the meeting. Finally, it was noted that Director Mr. Hugo Enrique Santiago Basso informed that he was unable to attend.

It was stated that the publications of the summons to the AGM were made on March 19, 20, 25, 26 y 27 in the Official Gazette of Argentina and in the newspaper La Prensa.

Mrs. Miriam Beatriz Arana, on behalf of the Supervisory Committee, verified that the AGM was held in virtual mode in accordance with the provisions of Article Fourteenth Bis of the Bylaws, through the use of “Microsoft Teams®”, that allowed: (i) the free access for all participants to the AGM as if it were held in person, as it was verified during the accreditation process; (ii) the possibility of participating with voice and vote through the simultaneous transmission of sound, images and words during the course of the AGM, ensuring equal treatment for all participants; and (iii) the recording of the AGM with its relevant backup in digital format.

Then, the items of the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign the Shareholders’ Meeting Minutes.

By a majority of computable votes, the shareholder Juan Pablo Molinari and the representative of the shareholder FGS-ANSES were appointed to sign off the minutes of the AGM.

The following is the outcome of such voting process:

Positive votes: 590,086,478

Abstentions: 102,960

Negative votes: 1,713,670

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2025.

By a majority of computable votes, the Financial Statement, Income Statement, Other Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and Cash Equivalents, notes, schedules, complementary information, Informative Summary, the Annual Report Integrated Report, Auditor’s Report of the independent auditor Price Waterhouse & Co. S.R.L. and Supervisory Committee’s Report for the fiscal year ended on December 31, 2025 were approved.

The following is the outcome of such voting process:

Positive votes: 590,053,788

Abstentions: 102,295

Negative votes: 1,747,025

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2025.

By a majority of computable votes, the performance of the Board of Directors was approved during the fiscal year ended on December 31, 2025.

The following is the outcome of such voting process:

Positive votes: 228,082,934

Abstentions: 361,986,389

Negative votes: 1,833,785

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2025.

By a majority of computable votes, the performance of the Supervisory Committee was approved during the fiscal year ended on December 31, 2025.

The following is the outcome of such voting process:

Positive votes: 589,152,893

Abstentions: 916,705

Negative votes: 1,833,510

5.	Consideration of the remuneration to the Board of Directors for AR$ 843,415,753 (AR$747,070,091 at historical values), corresponding to the fiscal year ended December 31, 2025, which resulted in a computable utility under the terms of the Rules of the Argentine Securities Commission.

By a majority of computable votes, it was approved that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2025, be set at AR$843,415,753.

The following is the outcome of such voting process:

Positive votes: 227,771,429

Abstentions: 361,376,159

Negative votes: 2,755,520

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2025.

By a majority of computable votes, it was passed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2025, be set at AR$14,080,977, to be allocated as follows: to Ms. Miriam Beatriz Arana the amount of AR$ 5,105,313; to Mr. Carlos Alfredo Ojeda the amount of AR$8,108,912; and to Ms. María Valeria Del Bono Lonardi the amount of AR$866,752. In this regard, it was learned that the aforementioned fees were advanced and received prior to the current AGM.

The following is the outcome of such voting process:

Positive votes: 588,871,923

Abstentions: 292,970

Negative votes: 2,738,215

7.	Determination of the number of regular and alternate members of the Board of Directors

By a majority of computable votes, it was approved to increase the number of Regular Directors to eight (8) and to maintain the number of Alternate Directors at two (2).

The following is the outcome of such voting process:

Positive votes: 590,040,458

Abstentions: 113,305

Negative votes: 1,749,345

8.	Election of regular and alternate members of the Board of Directors and determination of their mandate

By a majority of computable votes, the following items were approved: (i) to elect Ms. Laurence Nicole Mengin de Loyer, Ms. Alejandra Gladis Naughton, and Mr. Javier Conigliaro as regular directors, and Messrs. Matías Jules Bernard Supervielle and Jacques Patrick Supervielle as alternate directors, all of them for a period of two fiscal years, that is, until the annual general meeting of the Company that considers the documents prescribed by Article 234, subsection 1 of Law No. 19,550 corresponding to the fiscal year ending on December 31, 2027; (ii) record that Ms. Laurence Nicole Mengin de Loyer, Ms. Alejandra Gladis Naughton, and Mr. Javier Conigliaro, as regular directors, and Messrs. Matías Jules Bernard Supervielle and Jacques Patrick Supervielle, as alternate directors, are all classified as “non-independent,” in accordance with the regulations established by the CNV; and (iii) that Ms. Laurence Nicole Mengin de Loyer qualifies as an “independent” director under the rules of the U.S. Securities and Exchange Commission (“SEC”).

The following is the outcome of such voting process:

Positive votes: 539,752,582

Abstentions: 49,910,816

Negative votes: 2,239,710

9.	Appointment of regular and alternate members of the Supervisory Committee

By a majority of computable votes, the following items were passed: (i) to appoint Messrs. Miriam Beatriz Arana, Carlos Alfredo Ojeda and María Valeria Del Bono Lonardi as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez as alternate syndics, all of them for one fiscal year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by Section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2026 is held; and (ii) to state that, pursuant to the criteria set by the National Securities Commission’s standards, all appointed syndics shall have the status of “independent”.

The following is the outcome of such voting process:

Positive votes: 547,912,095

Abstentions: 56,910

Negative votes: 43,934,103

10.	Consideration of the results for the fiscal year ended December 31, 2025 and destination of unallocated results as of December 31, 2025 (loss of thousands AR$ 48,546,155) that are proposed to be fully absorbed with the Other Reserves in thousands AR$ 48,546,155.

By a majority of computable votes, it was approved to absorb the unallocated earnings of ARS 53,130,025 (in thousands of pesos) using the Discretionary Reserve.

The following is the outcome of such voting process:

Positive votes: 590,086,673

Abstentions: 23,830

Negative votes: 1,792,605

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2025.

By a majority of computable votes, it was passed that the fees to the Certifying Accountant of the financial statements as of December 31, 2025, be set at AR$127,954,038 (AR$125,891,293 at historical values).

The following is the outcome of such voting process:

Positive votes: 590,015,648

Abstentions: 128,240

Negative votes: 1,759,220

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2026, and determination of their remuneration

By a majority of computable votes, it was passed the appointment of Messrs. Sebastián Morazzo and Nicolas Ángel Carusoni of the firm Price Waterhouse & Co. S.R.L. as regular and alternate Certifying Accountants, respectively, for the financial statements of the fiscal year to end on December 31, 2026, and that their fees be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2026.

The following is the outcome of such voting process:

Positive votes: 590,038,373

Abstentions: 115,755

Negative votes: 1,748,980

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

By a majority of computable votes, a budget of AR$64,000,000 was approved to be allocated to the Audit Committee for the payment of consulting, advisory, legal or training professional services during the fiscal year to end on December 31, 2025.

The following is the outcome of such voting process:

Positive votes: 589,866,473

Abstentions: 275,790

Negative votes: 1,760,845

14.	Cancellation of Class B Treasury Shares. Amendment Section Five of the Company’s Bylaws. Approval of an Restated Text of the Companys´ Bylaws.

By a majority of computable votes, it was approved to amend Article Five of the Company’s Bylaws and to approve a new restated version of the Bylaws, delegating to the Board of Directors the authority to issue the same.

The following is the outcome of such voting process:

Positive votes: 590,038,983

Abstentions: 115,670

Negative votes: 1,748,455

15.	Delegation to the Board of the necessary powers for the implementation of the resolutions of item 14 of the Agenda.

By a majority of computable votes, it was approved to delegate authority to the Board of Directors to: (i) implement and register the amendment of Article Five of the Company’s Bylaws in order to reflect the new share capital following the share cancellations approved by the Board of Directors of the Company during the years 2025 and 2026, together with the issuance of a consolidated text of the Bylaws; (ii) carry out the other resolutions adopted at this Shareholders’ Meeting with respect to item 14 of the Agenda; and (iii) sub‑delegate the delegated powers to the directors or officers of the Company

The following is the outcome of such voting process:

Positive votes: 590,058,428

Abstentions: 95,740

Negative votes: 1,748,940.

16.	Authorizations

By a majority of computable votes, it was passed an authorization for: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Doctors Celeste Ibañez, Agustina Carla Trotta, Carla Susana Cánepa and Maria Belén Scharovsky (members of the Legal Department) and Doctors Mailén Arturi and Manuel Olcese, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., A3 Mercados S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

The following is the outcome of such voting process:

Positive votes: 590,037,703

Abstentions: 28,705

Negative votes: 1,836,700

The Supervisory Committee verified that the Ordinary and Extraordinary Shareholders’ Meeting of Grupo Supervielle S.A. in a virtual mode was properly carried out, with the deliberation and voting of all the items on the Agenda.

The AGM was adjourned at 16:05 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 23, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer